UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Sixth Street Lending Partners
(Name of Issuer)
Common shares of beneficial interest, par value $0.001 per share
(Title of Class of Securities)
N/A
(CUSIP Number)
November 21, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[  ]  Rule 13d-1(c)

	[  ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
N/A
1
Names of Reporting Persons: State of Michigan Retirement System


2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Michigan
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  6,258,297*

6
  Shared Voting Power


  0

7
  Sole Dispositive Power


  6,258,297*

8
  Shared Dispositive Power


  0
9
Aggregate Amount Beneficially Owned by Each Reporting Person

6,258,297*
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

11.98%*
12
Type of Reporting Person (See Instructions)

EP
* Reflects ownership as of November 21, 2023.


Item 1.
(a)	Name of Issuer: Sixth Street Lending Partners
(b)	Address of Issuer's Principal Executive Offices: 2100 McKinney Avenue,
Suite 1500, Dallas, TX 75201
Item 2.
(a) Name of Person Filing: State of Michigan Retirement System
(b) Address of Principal Business Office or, if None, Residence:  2501 Coolidge
 Road Suite 400 East Lansing, MI 48823
(c) Citizenship:	Michigan, United States
(d) Title and Class of Securities: Common shares of beneficial interest, par value $0.001 per share (the "Common Shares")
(e) CUSIP No.:	N/A
Item 3. 	If this statement is filed pursuant to Sections 240.13d-1(b) or
240.13d-2(b)
 or (c), check whether the person filing is a:
(a)	[_]	Broker or dealer registered under Section 15 of the Act;
(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;
(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_]	Investment company registered under Section 8 of the Investment Company
 Act of 1940;
(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[x]	An employee benefit plan or endowment fund in accordance with Rule
13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with Rule
 13d-1(b)(1)(ii)(G);
(h)	[_]	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 6,258,297
 (b)	Percent of Class:  11.98%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 6,258,297
	(ii)	Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 6,258,297
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
Item 6.	Ownership of more than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
The security was acquired by the State of Michigan Retirement System (the
SMRS). The Michigan Department of Treasury, Bureau of Investments is delegated as the investment fiduciary of the SMRS. See Executive Organization Act of
1965, 1965 PA 380, MCL 16.191, and MCL 38.1176.  Investments are made in accordance with the parameters and limitations set forth in the Public Employee
 Retirement System Investment Act, 1965 PA 314, MCL 38.1132 et seq; MCL 16.191
and also in accordance with the Investment Policy Statement for the State of
Michigan Retirement System, last revised November 27, 2018.
Item 8.	Identification and classification of members of the group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.
	The Reporting Person hereby makes the following certification:
	By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2023

State of Michigan Retirement System
/s/ Robert Brackenbury
Name: Robert Brackenbury
Title: Deputy Chief Investment Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).






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